EXHIBIT 99.1

Shopify Announces First-Quarter 2023 Financial Results;
Agrees to Sell Shopify Logistics to Flexport

Shopify sharpens its focus on building and scaling the future of commerce

Internet, Everywhere - May 4, 2023 - Shopify Inc. (NYSE, TSX: SHOP), a provider of essential internet infrastructure for commerce, announced today financial results for the quarter ended March 31, 2023.

“Shopify’s strong first quarter results demonstrate once again that we’re the go-to solution powering businesses of all sizes, on every surface where they sell. The changes we’re announcing today will ensure we keep pace with the high velocity of change before us, delivering the cutting-edge solutions our customers have come to expect from Shopify,” said Shopify’s President, Harley Finkelstein.

Please see a letter from our Founder and CEO, Tobias Lütke addressing the team changes we announced today at https://news.shopify.com/important-team-and-business-changes.

First Quarter 2023 Business Highlights
Shopify welcomed more brands on our platform in our first quarter of 2023, including consumer favorites like Keen, 7 for All Mankind, Seiko, and Herschel Supply. The following are notable highlights from our first quarter across our three key merchant investment themes, which are helping merchants expand from first sale to full scale, go global and attract more consumers through more channels.

•Launched Commerce Components by Shopify (“CCS”), the modern, composable stack for enterprise retail. CCS combines access to Shopify’s foundational, high-performing components along with flexible APIs to build dynamic customer experiences that integrate seamlessly with a retailer’s preferred back office services.
•Announced updated pricing for Basic, Shopify, and Advanced plans on January 23, 2023. New pricing went into effect for new merchants on January 24, 2023 and for existing merchants prior to January 24, 2023 on April 23, 2023.

•Powered by OpenAI’s ChatGPT API, Shopify launched a new AI shopping assistant on our Shop app, creating a fast and more personalized shopping experience for consumers that serves up more relevant product recommendations across Shop’s millions of products.
•Partnered with Intuit to become their preferred partner to migrate new retailers in need of a Point-of-Sale solution after Intuit made the decision to sunset its QuickBooks Desktop Point-Of-Sale product.
•Launched Pinterest as an advertising channel for Shopify Audiences. Shopify Audiences is now driving performance-paid advertising on Meta, Google, and Pinterest.
•Signed partnership agreements with systems integrators IBM Consulting and Cognizant to accelerate the adoption of CCS and Shopify Plus with larger brands and in more geographies.

First-Quarter Financial Highlights
•Gross Merchandise Volume1 ("GMV") increased 15% to $49.6 billion, an increase of $6.4 billion over the first quarter of 2022, up 18% on a constant currency basis.
•Total revenue increased 25% to $1.5 billion compared to the prior year, up 27% on a constant currency basis.
•Merchant Solutions revenue increased 31% to $1.1 billion compared to the prior year, up 33% on a constant currency basis, driven primarily by the growth of GMV and continued penetration of Shopify Payments.
•Gross Payments Volume2 ("GPV") grew to $27.5 billion, representing 56% of GMV processed in the quarter, versus $22.0 billion, or 51%, for the first quarter of 2022.
•Subscription Solutions revenue increased 11% to $382 million compared to the prior year, up 11% on a constant currency basis, primarily due to more merchants joining the platform as well as higher variable platform fees and apps.
•Monthly Recurring Revenue3 ("MRR") as of March 31, 2023 increased 10% to $116 million compared to the prior year. MRR gains were driven by more merchants converting to full-priced Standard subscription plans from our trial experiments as well as continued growth in the number of Shopify Plus merchants and retail locations utilizing our Point-of-Sale Pro solution. Shopify Plus contributed $39 million, or 34%, of MRR compared with 30% of MRR as of March 31, 2022.
•Gross profit dollars grew 12% to $717 million, compared to the prior year. Gross margin for the quarter was 47.5% compared to 53.0% in the first quarter of 2022, driven primarily by a higher mix of revenue from our lower margin Merchant Solutions segment, primarily from the lower margin revenue contributions from Deliverr and Shopify Payments.
•Operating loss was $193 million, or 13% of revenue, versus $98 million, or 8% of revenue, for the comparable period a year ago.
•Adjusted operating loss4 was $31 million, or 2% of revenue, compared with adjusted operating income of $32 million or 3% of revenue in the first quarter of 2022. The difference primarily reflects lower gross margin percentage compared to the same period last year and increases in operating expenses related to higher compensation, including Deliverr.
1. Gross Merchandise Volume, or GMV, represents the total dollar value of orders facilitated through the Shopify platform including certain apps and channels for which a revenue-sharing arrangement is in place in the period, net of refunds, and inclusive of shipping and handling, duty and value-added taxes.
2. Gross Payments Volume, or GPV, is the amount of GMV processed through Shopify Payments.
3. Monthly Recurring Revenue, or MRR, is calculated by multiplying the number of merchants by the average monthly subscription plan fee in effect on the last day of that period and is used by management as a directional indicator of subscription solutions revenue going forward assuming merchants maintain their subscription plan the following month.
4. Non-GAAP financial measures exclude the effect of stock-based compensation expenses and related payroll taxes, amortization of acquired intangibles, unrealized and realized gains and losses on equity and other investments, and tax effects related to non-GAAP adjustments. Please refer to "Non-GAAP Financial Measures" in this press release for more information.

•Capital expenditures5 were $14 million compared to $16 million in the first quarter of 2022.
•Free Cash Flow6 was $86 million or 6% of revenues, compared with negative free cash flow of $41 million or 3% of revenues in the first quarter of last year.
•Shopify had cash and marketable securities of $4.9 billion as of March 31, 2023, and a net cash position of $3.9 billion after consideration of the outstanding convertible notes.
•Shopify Capital extended $477 million in merchant cash advances and loans in the first quarter of 2023, and had approximately $629 million outstanding on March 31, 2023.

Subsequent to the First-Quarter 2023
On May 4, 2023, Shopify took steps to change the shape of its business. These changes allow Shopify to sharpen our focus on our mission, so we can have the highest impact on merchants. The changes impact headcount across the company, including significant changes to Shopify’s logistics business.

Shopify Sells Logistics Assets to Flexport
On May 3, 2023, Shopify entered into a definitive agreement to sell the majority of our logistics business, including the people, technology, and services related to these operations, to Flexport, a leading tech-driven global logistics platform. Shopify has been building a world-class logistics solution that is port to porch – giving merchants speed, flexibility and affordability, all with a simple, seamless integration into the Shopify tools they already know and rely on every day. This transaction will take the logistics solution Shopify has been building and place it in the hands of a trusted and mission-aligned partner Flexport.

The transition of Shopify logistics assets to Flexport will be led by Harish Abbott, Co-founder and CEO of Deliverr, under the guidance of Flexport CEO Dave Clark. Under the terms of the agreement, Shopify will receive stock representing a 13% equity interest in Flexport, on top of its existing equity interest. In connection with the closing of the sale, Shopify is entitled to name a director to Flexport’s board. Flexport will become the official logistics partner for Shopify and the preferred provider for Shop Promise. This transaction is expected to close in the second quarter of 2023, subject to certain conditions and regulatory approval, as applicable.

2023 Outlook
The outlook that follows supersedes all prior financial outlook statements made by Shopify, constitutes forward-looking information within the meaning of applicable securities laws, and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond Shopify’s control. Please see "Forward-looking Statements" below for more information. Our financial outlook includes the pricing changes to our subscription plans and assumptions related to the planned sale of our logistics businesses and workforce reduction.

5. Capital expenditures is equivalent to the amount included in "acquisition of property and equipment" on our Condensed Consolidated Statement of Cash Flows for the reported period.
6. Free Cash Flow is defined as cash flow from operations less capital expenditures. Please refer to “Non-GAAP Financial Measures” in this press release for more information.

For the second quarter of 2023, we expect:
•Revenue to grow at a similar rate to the first quarter growth rate on a year-over-year basis;
•Gross margin percentage to be similar to the first quarter 2023 gross margin percentage;
•Operating expense dollars, when excluding one-time items related to the planned sale of our logistics businesses and severance, to decrease by a mid-single digit percentage compared to operating expenses in the first quarter 2023; and,
•Stock-based compensation to be approximately $110 million, excluding one-time charges related to the sale of our logistics businesses.

Additionally, we expect to achieve free cash flow profitability for each quarter of 2023 and capital expenditures of approximately $100 million for the full year. We also estimate that we will incur a severance charge in the range of $140 to $150 million in the second quarter of 2023 related to the workforce reduction.

Quarterly Conference Call
Shopify’s management team will hold a conference call to discuss our first-quarter results today, May 4, 2023, at 8:30 a.m. ET. The conference call will be webcast on the investor relations section of Shopify’s website at https://investors.shopify.com/news-and-events/. An archived replay of the webcast will be available following the conclusion of the call.

Shopify’s First Quarter 2023 Interim Unaudited Condensed Consolidated Financial Statements and Notes and its First Quarter 2023 Management's Discussion and Analysis will be available on Shopify’s website at www.shopify.com and will be filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

About Shopify

Shopify is the leading global commerce company that provides essential internet infrastructure for commerce, offering trusted tools to start, scale, market, and run a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for speed, customization, reliability, and security, while delivering a better shopping experience for consumers online, in store and everywhere in between. Shopify powers millions of businesses in more than 175 countries and is trusted by brands such as Mattel, Gymshark, Heinz, FTD, Netflix, Kylie Cosmetics, SKIMS, Supreme, and many more. For more information, visit www.shopify.com.

Forward-looking Statements
This press release including our CEO’s message to Shopify employees contains certain forward-looking statements within the meaning of applicable securities laws, including statements related to Shopify’s planned business initiatives and operations and outlook, the sale of the majority of Shopify’s logistics business in the second quarter of 2023, the performance of Shopify's merchants, expected changes to the shape of Shopify’s business and related headcount impact and associated charges, the impact of Shopify's business on its merchants and other entrepreneurs, and economic activity and consumer spending. Words such as "continue", "will", “plan”, “intend”, "enable", “believe” and "expect" or similar expressions are intended to identify forward-looking statements.

These forward-looking statements are based on Shopify’s current projections and expectations about future events and financial trends that management believes might affect its financial condition, results of operations, business strategy and financial needs, and on certain assumptions and analysis made by Shopify in light of the experience and perception of historical trends, current conditions and expected future developments and other factors management believes are appropriate. These projections, expectations, assumptions and analyses are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause actual results, performance, events and achievements to differ materially from those anticipated in these forward-looking statements. Although Shopify believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect, and readers cannot be assured that actual results will be consistent with these forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of numerous factors, including certain risk factors, many of which are beyond Shopify’s control, including but not limited to: sustaining our rapid growth; managing our growth; our potential inability to compete successfully against current and future competitors; the security of personal information we store relating to merchants and their buyers, as well as consumers with whom we have a direct relationship including users of our apps; our ability to successfully scale, optimize and operate Shopify logistic services if the proposed sale to Flexport is not completed for any reason; that the relevant conditions precedent for the sale of Shopify’s logistics businesses will not be satisfied, that such transactions will not close or proceed as anticipated and that the impact of such transactions may differ materially from management’s current expectations; a denial of service attack or security breach; our ability to innovate; our limited operating history in new and developing markets and geographic regions; international sales and operations and the use of our platform in various countries; our current reliance on two suppliers to provide the technology we offer through Shopify Payments; the reliance of our growth in part on the success of our strategic relationships with third parties; our potential inability to hire, retain and motivate qualified personnel; our use of third-party cloud providers to deliver our platform services; complex and changing laws and regulations worldwide; our dependence on the continued services of our senior management and other key employees; the COVID-19 pandemic and its impact on our business, financial condition and results of operations including the impact of measures taken to contain the virus and the impact on the global economy and consumer spending on our merchants' and partners' ecosystem; payments processed through Shopify Payments, Shop Pay Installments, or payments processed or funds managed through Shopify Balance; our potential failure to effectively maintain, promote and enhance our brand; our history of losses and our ability to maintain profitability; serious errors or defects in our software or hardware; our potential inability to achieve or maintain data transmission capacity; activities of merchants or partners or the content of merchants' shops and our ability to detect and address unauthorized activity on our platform; evolving privacy laws and regulations, cross-border data transfer restrictions, data localization requirements and other domestic or foreign regulations that may limit the use and adoption of our services; the impact of acquisitions, divestitures, investments, or other significant transactions; risks associated with Shopify Capital, and offering financing to merchants; potential claims by third parties of intellectual property infringement or other third party or governmental claims, litigation, disputes, or other proceedings; our reliance on computer hardware, purchased or leased, software licensed from and services rendered by third parties, in order to provide our solutions and run our business, sometimes by a single-source supplier; the impact of worldwide economic conditions, such as economic impacts due to the Russian invasion of Ukraine, including the resulting effect on spending by small and medium-sized businesses or their customers; manufacturing and supply chain risks; unanticipated changes in tax laws or adverse outcomes resulting from examination of our income or other tax returns; being required to collect federal, state, provincial or local business taxes, sales and use taxes or other indirect taxes in additional jurisdictions on transactions by our merchants; the interoperability of our platform with mobile devices and operating systems; changes to technologies used in our platform or new versions or upgrades of operating systems and internet browsers; our potential inability to obtain, maintain and protect our intellectual property rights and proprietary information or prevent third parties from making unauthorized use of our technology; our pricing decisions for our solutions, including localized pricing for different markets; our use of open source software; seasonal fluctuations; exchange rate fluctuations that may negatively affect our results of operations; our dependence upon consumers’ and merchants’ access to, and willingness to use, the internet for commerce; provisions of our financial instruments including our notes; our potential inability to raise additional funds as may be needed to pursue our growth strategy or continue our operations, on favorable terms or at all; our tax loss carryforwards; the ownership of our shares; our sensitivity to interest rate fluctuations; our concentration of credit risk, and the ability to mitigate that risk using third parties, periodic variability in how compensation expense is allocated between cash and stock-based compensation due to compensation allocations by our employees under our new compensation system, Flex Comp; industry or macroeconomic trends or developments, including inflation; and other events and factors disclosed previously and from time to time in Shopify’s filings with the U.S. Securities and Exchange Commission and the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada. The forward-looking statements contained in this news release, including our CEO’s message to employees incorporated herein, represent Shopify’s expectations as of the date of this news release, or as of the date they are otherwise stated to be made, and subsequent events may cause these expectations to change. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

CONTACT:
INVESTORS:	MEDIA:
Carrie Gillard	Stephanie Ross
Director, Investor Relations	Communications Lead
IR@shopify.com	press@shopify.com
SOURCE: Shopify

Shopify Inc.
Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in US millions, except share and per share amounts, unaudited)

	Three months ended
	March 31, 2023	March 31, 2022
	$	$
Revenues
Subscription solutions	382	345
Merchant solutions	1,126	859
	1,508	1,204
Cost of revenues
Subscription solutions	84	78
Merchant solutions	707	488
	791	566
Gross profit	717	638
Operating expenses
Sales and marketing	287	303
Research and development	458	304
General and administrative	123	109
Transaction and loan losses	42	20
Total operating expenses	910	736
Loss from operations	(193)	(98)

Other income (expense), net	269	(1,555)
Income (loss) before income taxes	76	(1,653)
(Provision for) recovery of income taxes	(8)	179
Net income (loss)	68	(1,474)
Other comprehensive income	9	6
Comprehensive income (loss)	77	(1,468)

Net income (loss) per share attributable to shareholders(1):
Basic	0.05	(1.17)
Diluted	0.05	(1.17)

Weighted average shares used to compute net income (loss) per share attributable to shareholders(1):
Basic	1,276,884,726	1,260,130,660
Diluted	1,291,682,051	1,260,130,660
(1) Prior period share and per share amounts have been retrospectively adjusted to reflect the ten-for-one share split ("Share Split") effected in June 2022.

Shopify Inc.
Condensed Consolidated Balance Sheets
(Expressed in US millions except share amounts, unaudited)

	As at
	March 31, 2023	December 31, 2022
	$	$
Assets
Current assets
Cash and cash equivalents	1,738	1,649
Marketable securities	3,125	3,404
Trade and other receivables, net	276	273
Loans, merchant cash advances and related receivables, net	629	580
Other current assets	159	144
	5,927	6,050
Long-term assets
Property and equipment, net	137	131
Right-of-use assets, net	345	355
Intangible assets, net	372	390
Deferred tax assets	41	41
Equity and other investments ($1,160 and $869, carried at fair value)	2,277	1,954
Goodwill	1,865	1,836
	5,037	4,707
Total assets	10,964	10,757
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	535	542
Deferred revenue	324	296
Lease liabilities	24	18
	883	856
Long-term liabilities
Deferred revenue	232	268
Lease liabilities	461	465
Convertible senior notes	914	913
Deferred tax liabilities	17	16
	1,624	1,662
Commitments and contingencies
Shareholders’ equity
Common stock, unlimited Class A subordinate voting shares authorized, 1,199,414,560 and 1,195,697,614, issued and outstanding; unlimited Class B restricted voting shares authorized, 79,501,075 and 79,430,952 issued and outstanding; 1 Founder share authorized, 1 and 1 issued and outstanding (1)	8,886	8,747
Additional paid-in capital	32	30
Accumulated other comprehensive loss	(7)	(16)
Accumulated deficit	(454)	(522)
Total shareholders’ equity	8,457	8,239
Total liabilities and shareholders’ equity	10,964	10,757
(1) Prior period share amounts have been retrospectively adjusted to reflect the Share Split effected in June 2022.

Shopify Inc.
Condensed Consolidated Statements of Cash Flows
(Expressed in US millions, unaudited)

	Three months ended
	March 31, 2023	March 31, 2022
	$	$
Cash flows from operating activities
Net income (loss) for the period	68	(1,474)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Amortization and depreciation	29	17
Stock-based compensation	135	118
Amortization of debt offering costs	1	1
Provision for transaction and loan losses	28	10
Deferred income tax expense (recovery)	1	(184)
Revenue related to non-cash consideration	(48)	(26)
Net (gain) loss on equity and other investments	(215)	1,594
Unrealized foreign exchange (gain) loss	(3)	6
Changes in operating assets and liabilities(1)	104	(87)
Net cash provided by (used in) operating activities	100	(25)
Cash flows from investing activities
Acquisitions of property and equipment	(14)	(16)
Purchase of marketable securities	(1,098)	(1,464)
Maturity of marketable securities	1,397	1,930
Purchases and originations of loans (1)	(349)	(83)
Repayments of loans (1)	166	55
Purchase of equity and other investments	(90)	(454)
Acquisition of businesses, net of cash acquired	(31)	—
Net cash used in investing activities	(19)	(32)
Cash flows from financing activities
Proceeds from the exercise of stock options	6	6
Net cash provided by financing activities	6	6
Effect of foreign exchange on cash and cash equivalents	2	—
Net increase (decrease) in cash and cash equivalents	89	(51)
Cash and cash equivalents – Beginning of Period	1,649	2,503
Cash and cash equivalents – End of Period	1,738	2,452
(1) Comparative figures have been reclassified in order to conform to the current period presentation.

Non-GAAP Financial Measures
To supplement our consolidated financial statements, which are prepared and presented in accordance with United States generally accepted accounting principles ("GAAP"), Shopify uses certain non-GAAP financial measures to provide additional information in order to assist investors in understanding our financial and operating performance.

Adjusted gross profit, adjusted sales and marketing, adjusted research and development, adjusted general and administrative expenses, adjusted operating income/loss, adjusted net income/loss and adjusted net income/loss per share are non-GAAP financial measures that exclude the effect of stock-based compensation expenses and related payroll taxes, and amortization of acquired intangibles. Adjusted net income/loss and adjusted net income/loss per share also exclude unrealized and realized gains and losses on equity and other investments and tax effects related to non-GAAP adjustments. In addition, our non-GAAP free cash flow measure is cash flow from operations less capital expenditures.

Management uses non-GAAP financial measures internally for financial and operational decision-making and as a means to evaluate period-to-period comparisons. Shopify believes that these non-GAAP measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making. Non-GAAP financial measures are not recognized measures for financial statement presentation under U.S. GAAP and do not have standardized meanings, and may not be comparable to similar measures presented by other public companies. Such non-GAAP financial measures should be considered as a supplement to, and not a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP. See the financial tables below for a reconciliation of the non-GAAP measures.

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results
(Expressed in US millions, except share and per share amounts, unaudited)

	Three months ended
	March 31, 2023	March 31, 2022
	$	$
GAAP Gross profit	717	638
% of Revenue	48%	53%
add: stock-based compensation	2	2
add: amortization of acquired intangibles	19	6
Adjusted Gross profit	738	646
% of Revenue	49%	54%

GAAP Sales and marketing	287	303
% of Revenue	19%	25%
less: stock-based compensation	14	15
less: payroll taxes related to stock-based compensation	1	1
less: amortization of acquired intangibles	2	1
Adjusted Sales and marketing	270	286
% of Revenue	18%	24%

GAAP Research and development	458	304
% of Revenue	30%	25%
less: stock-based compensation	101	82
less: payroll taxes related to stock-based compensation	5	3
Adjusted Research and development	352	219
% of Revenue	23%	18%

GAAP General and administrative	123	109
% of Revenue	8%	9%
less: stock-based compensation	18	19
less: payroll taxes related to stock-based compensation	—	1
Adjusted General and administrative	105	89
% of Revenue	7%	7%

GAAP Transaction and loan losses	42	20
% of Revenue	3%	2%

GAAP Operating expenses	910	736
% of Revenue	60%	61%
less: stock-based compensation	133	116
less: payroll taxes related to stock-based compensation	6	5
less: amortization of acquired intangibles	2	1
Adjusted Operating expenses	769	614
% of Revenue	51%	51%

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results (continued)
(Expressed in US millions, except share and per share amounts, unaudited)

	Three months ended
	March 31, 2023	March 31, 2022
	$	$
GAAP Operating loss	(193)	(98)
% of Revenue	(13)%	(8)%
add: stock-based compensation	135	118
add: payroll taxes related to stock-based compensation	6	5
add: amortization of acquired intangibles	21	7
Adjusted Operating (loss) income	(31)	32
% of Revenue	(2)%	3%

GAAP Net income (loss)	68	(1,474)
% of Revenue	5%	(122)%
add: stock-based compensation	135	118
add: payroll taxes related to stock-based compensation	6	5
add: amortization of acquired intangibles	21	7
add: net (gain) loss on equity and other investments	(215)	1,555
add: income tax effects related to non-GAAP adjustments	(3)	(186)
Adjusted Net income	12	25
% of Revenue	1%	2%

Basic GAAP Net income (loss) per share attributable to shareholders(1)	0.05	(1.17)
add: stock-based compensation	0.11	0.09
add: payroll taxes related to stock-based compensation	0.00	0.00
add: amortization of acquired intangibles	0.02	0.01
add: net (gain) loss on equity and other investments	(0.17)	1.23
add: income tax effects related to non-GAAP adjustments	0.00	(0.15)
Basic Adjusted Net income per share attributable to shareholders	0.01	0.02
Weighted average shares used to compute GAAP and adjusted basic net income (loss) per share attributable to shareholders(1)	1,276,884,726	1,260,130,660

Diluted GAAP Net income (loss) per share attributable to shareholders(1)(2)	0.05	(1.16)
add: stock-based compensation	0.10	0.09
add: payroll taxes related to stock-based compensation	0.00	0.00
add: amortization of acquired intangibles	0.02	0.01
add: net (gain) loss on equity and other investments	(0.17)	1.22
add: income tax effects related to non-GAAP adjustments	0.00	(0.15)
Diluted Adjusted Net income per share attributable to shareholders	0.01	0.02
Weighted average shares used to compute GAAP and adjusted diluted net income (loss) per share attributable to shareholders(1)(2)	1,291,682,051	1,275,467,970
(1) Prior period share amounts have been retrospectively adjusted to reflect the Share Split effected in June 2022.
(2) As the adjustments to GAAP net loss per share for the three months ended March 31, 2022 have resulted in an adjusted net income per share, the diluted GAAP net loss and the weighted average shares used to compute GAAP and non-GAAP diluted net income (loss) have been adjusted to reflect the effect of dilutive securities.

Free Cash Flow Reconciliation
The following table illustrates how free cash flow is calculated in this press release:

	Three months ended
	March 31, 2023	March 31, 2022
	$	$
	(in millions)
Net cash provided by (used in) operating activities	100	(25)
less: capital expenditures (1)	(14)	(16)
Free cash flow	86	(41)
(1) Capital expenditures is equivalent to the amount included in "acquisition of property and equipment" on our Condensed Consolidated Statement of Cash Flows for the reported period.

Financial Performance Constant Currency Analysis
The following table converts our GMV, revenues, gross profit and (loss) income from operations using the comparative period's monthly average exchange rates. The table below setting out the effect of foreign exchange rates on GMV and our consolidated statements of operations disclosure is a supplement to our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP. We have provided the below disclosure as we believe it presents a clear comparison of our period to period operating results by removing the impact of fluctuations in foreign exchange rates and to assist investors in understanding our financial and operating performance. Adjusted gross profit and adjusted operating income/loss are not recognized measures for financial statement presentation under U.S. GAAP, do not have standardized meanings, and may not be comparable to similar measures presented by other public companies. Such non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with U.S. GAAP.

	Three months ended March 31,
	GMV	Revenue	Subscription Solutions Revenue	Merchant Solutions Revenue	Gross Profit	(Loss) Income from Operations
	(in millions, except percentages)
2022 As Reported (GAAP, excl. GMV)	$43,200	$1,204	$345	$859	$638	$(98)
2022 As Adjusted	$43,200	$1,204	$345	$859	$646	$32
2023 As Reported (GAAP, excl. GMV)	$49,568	$1,508	$382	$1,126	$717	$(193)
2023 As Adjusted	$49,568	$1,508	$382	$1,126	$738	$(31)
Percentage Change Y/Y (GAAP, excl. GMV)	15%	25%	11%	31%	12%	97%
Percentage Change Y/Y (As Adjusted)	15%	25%	11%	31%	14%	(197)%
Constant Currency Impact	$(1,268)	$(18)	$(2)	$(16)	$(8)	$16
Percentage Change Y/Y (GAAP, excl. GMV) Constant Currency	18%	27%	11%	33%	14%	113%
Percentage Change Y/Y (As Adjusted, excl. GMV) Constant Currency	18%	27%	11%	33%	15%	(247)%

Q1 Key Performance Indicators
The following represents a summary of our Q1 key performance indicators, along with period-over-period changes:

	Three months ended		2023 vs. 2022
	March 31, 2023	March 31, 2022	% Change / Increase (bps)
	(in millions, except percentages)
GMV	$49,568	$43,200	15%
GPV	$27,521	$22,003	25%
GPV as a % of GMV	56%	51%	500 bps
MRR	$116	$105	10%
Shopify Plus MRR as a % of total MRR	34%	30%	400 bps
Revenue	$1,508	$1,204	25%
Attach Rate (1)	3.04%	2.79%	25 bps
(1) Attach rate is defined as total revenue divided by GMV and is a key performance indicator of our business and our ability to generate greater value for our merchants.